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Exhibit 4.25

April 28, 2004

Charles Immendorf
27732 NE 145th Place
Duvall, Washington
98019

PERSONAL AND CONFIDENTIAL

Dear Chaz:

Following our discussions, this is to confirm that we are very pleased to offer you a permanent position with SR Telecom Inc ("the Company") at its Head Office in Montreal, further to the decision to shut down the operations in Redmond, Washington.

This offer is conditional upon you obtaining and maintaining a Canadian work permit.

This document contains the necessary information pertaining to this transfer and to this new position.

  •
  Position:

You will hold the position of Vice President R&D, reporting to Benoit Pinsonnault, Sr Vice President, Operations.

  •
  Transfer Date:

The transfer date is yet to be determined but will be no later than August 1st, 2004. The effective date will be confirmed as soon as possible.

  •
  Employee Status:

Effective your transfer date, you will be paid through the Canadian payroll. You will be considered a Canadian permanent employee and be entitled to all benefits and programs normally available to our Canadian employees, subjected to the Quebec Employment Standards Act and all other relevant governmental legislations. SR Telecom will work with you to obtain the necessary work permit for yourself and the appropriate visa for your dependants and work permit for your spouse.

  •
  Employment Service:

Your initial hire date of May 22, 1995 will be recognized as your employment service date with the Company.

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  Compensation:

Your current annual base salary of $160,000 US will be converted to Canadian dollars, at the average exchange rate of the six months preceding your transfer date. Every 6 months, the salary will be adjusted using the preceding 6-month average exchange rate until the end of the 29-month period.

Your salary is based on a 40-hour week and is paid on a bi-weekly basis as per your current payroll

Performance and compensation reviews will take place at the beginning of each calendar year, according to corporate policies and guidelines.

You will be entitled to a Transfer Bonus of 50% of your current annual base salary, equivalent to $80,000 US, less applicable deductions, payable in one lump sum on the last pay day before your transfer. Should you voluntarily leave SR Telecom Inc. within the first twelve months from the date of your transfer to Montreal, you agree to reimburse SR Telecom Inc. the net value of this bonus. Should you voluntarily leave SR Telecom Inc. in the period between the13th and the 24th month following your transfer, you agree to reimburse half of the net value of this bonus. Should you leave after the 24th month, you will not have to reimburse the net value of this bonus.

You are entitled to participate to the SR Telecom Inc Management Incentive Plan offered to our management team members. For 2004, the target bonus is 19% and can go up to 30% based on the achievement of your personal performance objectives and subjected to the company's performance for the year. Payment for this bonus is normally scheduled for the beginning of the second quarter of the following fiscal year. Details of the Plan will be provided shortly. For year 2004, this bonus will be prorated based on your start date as Vice-President in Montreal.

Subject to Board approval, the Company will establish a new Long Term Incentive Plan for Management team members before year-end 2004. You will be entitled to participate at the level relevant to your position in the organization.

You are entitled to participate to the Flexible Perquisites Account, an allowance offered exclusively to the Corporate Vice-Presidents and equal to 10% of your annual base salary. Details of this Plan will be communicated separately. For year 2004, this allowance will be prorated based on your start date as Vice-President in Montreal.

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  Fiscal status:

You will be considered as a Canadian resident from a fiscal point of view and therefore be subjected to the Canadian and Quebec fiscal laws. SR Telecom will support you in applying to the Quebec Tax Holiday for Foreign Experts program. You will find attached more details on this program as well as a list of information items required to initiate the registration process.

For fiscal years 2004 and 2005, the Company will cover the fees of a tax consultant to assist you with the duty of filing your own income tax reports in Canada and in the USA. The Company will select the consultant.

In addition, in the upcoming weeks, the Company will organize a group conference call on taxation issues.

You will find enclosed a Cost of Living Comparison summary sheet for your information.

  •
  Group Benefits Program:

Effective your transfer date, you will be entitled to the SR Telecom Inc. Benefits Program. This program includes health insurance, vision care and dental care, subject to some limitations in the first three months. You will be entitled to family coverage. In addition, effective your transfer date, you will be eligible to a short term and a long term disability program as well as Life and Accidental Death and Dismemberment (AD&D) insurance. As a Quebec resident, you will be eligible to the government-sponsored medical plan effective 3 months from your arrival in the province and upon completion of the required forms.

The group Benefits Plan is contributory and is paid for by contributions from both the company and the employees. Your contribution is equivalent to 30% of the total cost of the insurance. We estimate that in your personal situation (family status and salary level), the approximate cost would be less than $85 CDN bi weekly. Details on these programs are attached.

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  Retirement Savings Plan:

Effective your transfer date, you will be entitled to the SR Telecom Inc Retirement Savings Plan (RSP). This plan allows both the Company and employees to contribute. The Plan provides for a company contribution of 3% of your base salary and the possibility for you to contribute to the Plan. According to tax laws, you will be able to contribute to the Plan starting January 2005. Subject to a certain maximum contribution, the company will match your contribution, dollar for dollar, up to 2%. In recognition of your employment service with the Company, you will be fully vested in this Plan, effective your transfer date.

Details on the termination of the Safe Harbor 401K Plan will be communicated shortly.

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  Vacation and Holidays:

You will be entitled to the vacation policy offered to our Canadian employees. Please note that sick days and personal days are treated separately from vacation.

Based on your employment service date and corporate policy, you are entitled to 4 weeks of vacation per year. Under our policy, vacation days are not taken as soon as they are earned: they are accumulated from July 1st to June 30th each year and are taken starting the following July 1st. Your vacation entitlement on July 1st, 2005 will be calculated according to a prorata of the period of work between your transfer date and June 30th, 2005. Vacation days granted on July 1st must be taken before December 31st of the following year or they will be lost.

To ease the transition and enable you to benefit from paid vacation upon your transfer, your current PTO bank will be converted hour for hour to vacation days. Those days will have to be taken before December 31st, 2005. In the event that you have accumulated more than 120 PTO hours, the extra hours (over 120) could be paid to you on the last pay day before your transfer, if you request it.

In addition to the annual vacation days, we observe 8 statutory holidays during the year, plus 3 paid days taken in conjunction with Christmas and New Year's.

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  Moving and related expenses:

  Exploratory trip:

  In order to assist you in making your decision about the transfer, SR Telecom will enable you and your spouse to visit Montreal ahead of your actual transfer to get acquainted with the city and its amenities. For this exploratory trip, the Company is providing you with the services of a relocation consultant, specialized in accompanying transferred employees or new comers to the city. S/he will assist you in visiting neighbourhoods, identifying potential schools and other services and, in general, exploring the city. S/he will be able to answer most questions relative to the daily life in Montreal. The exploratory trip will last 3 days, plus required travel time. These days will be compensated. The Company will organize the flight, the reservation of a car and the booking of a hotel as well as providing, for you and your spouse, a per diem for meals and incidentals. The amount of per diem is established by our travel policy. It is currently $75 CDN per person. A second trip with your spouse may be added but it must coincide with a business trip to Montreal.

  Move:

  SR Telecom will pay for the packing, insuring and moving by ground transportation, of your furniture and personal effects with the mover of its choice. Valuable items, such as (but not limited to) jewellery, antiques, artwork, family heirlooms, coin/stamp collections, items of unusual value will be included in the shipment but the cost of the insurance and custom clearance for these valuable items will be your responsibility. It is recommended that you have such items appraised before packing and moving.

  The Company will not cover the cost of moving or any other related costs for the following items (but not limited to): cars, boats, motorcycles, trailers and animals. Interim storage, if there are no other solutions, will be included.

  It is expected that you will use your PTO hours for the days needed to move and settle in your new residence.

  Airfare:

  SR Telecom will cover the cost of economy class service airfare for you and your family from Seattle to Montreal. The company will organize the flight. Since your household goods will likely not be in Montreal upon your arrival, the Company will cover the cost of 1 excess piece of luggage per person, such excess baggage not exceeding 70 lbs.

  Temporary lodging:

  It is expected that you will make every effort to have your new residence ready upon your arrival in Montreal. However, in the event that it isn't the case, SR Telecom will cover the cost of temporary lodging in an all-furnished apartment of its choice for up to 3 months. The apartment will vary according to family size.

  Temporary car:

  SR Telecom will rent on your behalf a mid size car for up to one month.

  Relocation consultant:

  During the first few weeks upon your arrival, you will be entitled to the relocation consultant services for a pre-determined maximum. These services include but are not limited to: finding a suitable area where to live, finding a school, opening a bank account, coping with obtaining administrative documents such as driver's licence, social insurance cards, medical care cards etc.

  Incidental expenses:

  Upon your move to your new permanent residence, you will be entitled to a lump sum payment of 2 weeks of your net Canadian base salary for expenses such as cleaning the residence and utility hook ups.

  Real Estate:

  If you sell your main residence in Duvall through a real estate agent, the Company will reimburse half of the commission paid up to a maximum of $15,000 US, upon presentation of proof. Costs related to the purchase of a residence in Montreal will not be covered. Any gain or loss on the sale of your residence, if applicable, is your own responsibility.

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  Schooling:

Government regulations impose public schooling in French on children of new comers. If required, SR Telecom will cover the cost associated with additional French tutoring for the first school year. The cost must be pre approved. In the event that you prefer that your children study in English, SR Telecom will make every effort to support you in applying for your children's eligibility to the English public school system in Montreal.

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  Termination:

In the event that SR Telecom terminates your employment for reasons other than for just cause at any time following your transfer, the Company will grant you a lump sum amount of $25,000 US (converted to Canadian dollars at the average exchange rate over the preceding 6 months) replacing any required notice and severance. No relocation costs will be covered.

At any time, should you resign, no severance will be paid, the moving and related costs would be your responsibility and you may have to pay back a portion of your Transfer Bonus, as stipulated above.

Approximately 29 months after your transfer, SR Telecom will offer you a choice: (1) employment continuation in Montreal or (2) return to Seattle.

(1)
Should you decide to continue your employment in Montreal, the Company will grant you a retention bonus of $25,000 US, converted to Canadian dollars at the average exchange rate over the preceding 6 months. The company reserves the right to adjust your salary to reflect the Montreal market conditions prevalent at that time for positions such as yours, taking into account your performance and expertise. For all policies and programs, you will continue to be treated as a Canadian employee.

(2)
Should you make the decision to return to Seattle, the Company will terminate your employment and grant you a termination allowance of $25,000 US converted to Canadian dollars at the average exchange rate over the preceding 6 months, in lieu of any severance pay or notice you may be entitled to. No relocation costs will be covered.

Chaz, we are happy to welcome you to Montreal and hope that you find great satisfaction in your new position and new environment. Please be reminded that you are required to sign a Confidentiality Agreement, given the nature of our business. This offer and your conditions of employment are strictly confidential. This letter replaces any previous offer(s) of transfer to Montreal.

Please indicate your acceptance by completing and duly signing below this letter of offer before April 29, 2004.

/s/ MARIE-FRANCE DESNOYERS Marie-France Desnoyers
Vice President Human Resources

I accept this offer conditional to a successful exploratory trip

(signature)	(date)

I confirm my final acceptance of this offer

/s/ CHARLES IMMENDORF (signature)	April 29, 2004 (date)

I refuse this offer

(signature)	(date)

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Exhibit 4.25
PERSONAL AND CONFIDENTIAL